Exhibit 99.1

CEMENTOS PACASMAYO S.A.A. ANNOUNCES RESOLUTIONS ADOPTED

AT THE ANNUAL SHAREHOLDERS’ MEETING

Lima, Peru, March 24, 2021 – Cementos Pacasmayo S.A.A. (NYSE: CPAC; BVL: CPACASC1) (“Cementos Pacasmayo” or the “Company”) a leading cement company serving the growing Peruvian construction industry, announced today that in accordance with the Peruvian Security Market Law Resolution for Material Events and Reserved Information N° 005-014-SMV/01, the Annual Shareholders’ Meeting held on March 23, 2021 at 8:30 am (Peruvian time), approved the following:

1.	Statement on the Social Management and Annual Report that includes the annual Corporate Governance report and the Sustainability Report corresponding to fiscal year 2020 and the Audited Financial Statements as of December 31, 2020, together with the report and opinion of the external auditors and the Notes to the Financial Statements for fiscal year 2020.

2.	Ratification of the distribution of dividends made during fiscal year 2020 in the amount of S/ 106,753,888.89 (Soles) at a rate of S/ 0.23 per common and investment share charged to the accumulated results for fiscal year 2015, of which S/ 8,289,314.31 (Soles) correspond to investment shares acquired by the Company (treasury shares), so when said amount kept in the Company´s equity, the amount of the dividend corresponding to third parties was S/ 98,464,574.58 (Soles)

3.	Application of fiscal year 2020 results of operation and delegation to the Board of Directors the authority to determine the distribution of dividends of fiscal year 2021

About Cementos Pacasmayo S.A.A.

Cementos Pacasmayo S.A.A. is a Peruvian cement company located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 62 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such as concrete blocks and ready-mix concrete. Cementos Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe

Note on Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.